UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CORVUS PHARMACEUTICALS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

221015100
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP V LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 221015100
1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,967,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,967,584
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,967,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.47%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

_______________________
*This percentage is calculated based upon 29,158,897 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the SEC (defined below) on March 9, 2018 and after giving effect to the additional 1,058,823 shares of Common Stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

SCHEDULE 13D

CUSIP No. 221015100
1		NAME OF REPORTING PERSONS OrbiMed Capital GP V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,967,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,967,584
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,967,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.47%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

_______________________
*This percentage is calculated based upon 29,158,897 shares of the Issuer’s Common Stock (defined below) outstanding, as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the SEC (defined below) on March 9, 2018 and after giving effect to the additional 1,058,823 shares of Common Stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

Item 1.	Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP V LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2016 with Samuel D. Isaly as an additional reporting person, and amended by Amendment No. 1 filed on January 26, 2018.  This Statement relates to the common stock, par value $0.0001 per share, of Corvus Pharmaceuticals, Inc. (the “Common Stock”), a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at 863 Mitten Road, Suite 102, Burlingame, California 94010.  The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “CRVS.”  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On March 12, 2018, the Issuer closed a direct registered offering announced on March 7, 2018 (the “Offering”).  The Issuer issued in the Offering a total of 7,058,824 shares of Common Stock at a purchase price of $8.50 per share with gross proceeds of $56,400,004 (the “Share Issuance”).  As a result of the Share Issuance, the percentage of outstanding shares of Common Stock that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer’s share of Common Stock outstanding since the filing of Amendment No. 1 to the Statement.

Item 2.	Identity and Background

(a)          This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, and OrbiMed Capital GP V LLC (“GP V”), a limited liability company organized under the laws of Delaware (collectively, the “Reporting Persons”).

(b) – (c), (f)  Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP V, which is the sole general partner of OrbiMed Private Investments V, LP (“OPI V”), which holds Common Stock, as described herein.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP V has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors and GP V are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) – (e)          During the last five years, neither the Reporting Persons nor any person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to its authority under the limited partnership agreement of OPI V, on March 8, 2018, GP V, as general partner of OPI V, caused OPI V to purchase an aggregate of 588,235 shares of Common Stock from the Shares Issuance at a price of $8.50 per share.  The purchase was funded using OPI V’s working capital in the aggregate amount of approximately $5.0 million.

As a result of the transactions described in this Item 3, the Reporting Persons may be deemed to be the beneficial owners of approximately 20.47% of the outstanding Shares.  GP V, as the general partner of OPI V, may be deemed to be the beneficial owner of approximately 20.47% of the outstanding Shares.  Advisors, as the managing member of GP V, may be deemed to be the beneficial owner of approximately 20.47% of the outstanding Shares.

Item 4.	Purpose of Transaction

The Reporting Persons caused OPI V to acquire shares of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI V.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter‑dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)           As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 6 below.  Based upon information contained in the Issuer’s Rule 424(b)(5) Prospectus, filed with the SEC on March 9, 2018, such Common Stock constitutes approximately 20.47% of the issued and outstanding shares of Common Stock.  Advisors, pursuant to its authority as the sole managing member of GP V, the sole general partner of OPI V, may be deemed to indirectly beneficially own the shares of Common Stock held by OPI V.  GP V, pursuant to its authority as the general partner of OPI V, may be deemed to indirectly beneficially own the shares of Common Stock held by OPI V.  As a result, Advisors and GP V share the power to direct the vote and to direct the disposition of the shares of Common Stock held by OPI V.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Common Stock held by OPI V.

(c)          Other than as described in Item 3, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty (60) days.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 of the Statement, GP V is the sole general partner of OPI I, pursuant to the terms of the limited partnership agreement of OPI V.  Advisors is the sole managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V.  Pursuant to these agreements and relationships, Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V.  Such authority includes the power of GP V to vote and otherwise dispose of securities purchased by OPI V.  The number shares of Common Stock attributable to OPI V is 5,967,584.  Advisors and GP V may each be considered to hold indirectly 5,967,584 shares of Common Stock.

Peter Thompson (“Thompson”), a Private Equity Partner at Advisors, has been a member of the Board of Directors of the Issuer since November 2014, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Thompson may receive stock options or other awards of equity‑based compensation pursuant to the Issuer’s compensation arrangements for non‑employee directors.  Thompson is obligated to transfer any shares of Common Stock issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such shares or economic benefits are provided to OPI V.

Lock-up Agreement

In connection with the Offering, Credit Suisse Securities (USA) LLC (“Credit Suisse”), Jeffries LLC (“Jeffries” and together with Credit Suisse, the “Representatives”) and OPI V entered into a Lock-Up Agreement (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, without the prior written consent of the Representatives, OPI V will not, prior to the date that is 90 days after the date of the prospectus used to sell Common Stock in the Offering (the “Lock-Up Period”), offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Common Stock (excluding, among other things, Common Stock purchased in the Offering or in the market following the Offering) or securities convertible into or exchangeable or exercisable for shares of Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.
After the Lock-Up Agreement expires, OPI V’s shares of Common Stock will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable U.S. securities laws.
The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Amended and Restated Investors’ Rights Agreement

OPI V and certain other stockholders of the Issuer entered into an amended and restated investors’ rights agreement with the Issuer (“Investors’ Rights Agreement”), dated as of September 16, 2015.  Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

After the expiration of the 180-day period following the date the Issuer’s Registration Statement on Form S-1 filed in connection with the Issuer’s initial public offering was declared effective, the holders of 30% of the shares covered by the Investors’ Rights Agreement, or their transferees, can, on not more than two occasions, request that the Issuer register all or a portion of their shares.  Such request for registration must cover a number of shares expected to result in aggregate net proceeds, after deduction of underwriter’s discounts and expenses related to the issuance, of at least $5.0 million.  The Issuer will not be required to effect a demand registration during the period that is 30 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a company-initiated registration of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.
Piggyback Registration Rights

The Investors’ Rights Agreement further provides that, in the event that the Issuer determines to register any of its Common Stock under the Securities Act, either for its own account or for the account of other security holders, in connection with the public offering of such securities solely for cash, the stockholders who are party to the Investors’ Rights Agreement, including OPI V, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations.  These rights do not apply with respect to a registration relating solely to employee benefit plans, a registration relating to the offer and sale of debt securities only, or a registration relating to a corporate reorganization or other transaction described Rule 145 under the Securities Act.

Form S-3 Registration Rights

At any time when the Issuer is eligible to use a Form S-3 registration statement, the holders of at least 20% of the shares covered by the Investors’ Rights Agreement or their transferees, can request that the Issuer register all or a portion of their shares on Form S-3.  Such request for registration must cover a number of shares with an anticipated aggregate price to the public, net of underwriting discounts and commissions, of at least $2.0 million.  The Issuer will not be required to effect a demand registration during the period that is 30 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a company-initiated registration of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.  In addition, the Issuer shall not be required to file more than two registrations on Form S-3 in any twelve-month period.

Expenses of Registration

The Issuer will pay the registration expenses of the holders of the shares registered pursuant to the demand, Form S-3 and piggyback registration rights described above, including the expenses in an amount not to exceed $35,000 of one special counsel for the selling holders.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination of Registration Rights.

OPI V’s demand, short-form and piggyback registration rights described above generally will terminate upon the earlier of: (i) the date four years following the Issuer’s initial public offering; and (ii) such time as all of the Registrable Securities (as defined in the Investors’ Rights Agreement) of the Issuer held by OPI V may be sold without any restriction on volume or manner of sale in any three-month period pursuant to Rule 144 under the Securities Act (and without the requirement for the Issuer to be in compliance with the current public information required under Section (c)(1) of Rule 144).

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP V LLC.
2.	Form of Lock-Up Agreement.
3.
Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated as of September 16, 2015 (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-208850), filed with the SEC on February 8, 2016).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2018

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital GP V LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP V LLC.
2.	Form of Lock-Up Agreement.
3.
Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated as of September 16, 2015 (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-208850), filed with the SEC on February 8, 2016).